                                UNITED STATES                Commission File No.
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                 0-11716

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q  __ Form N-SAR

                 For Period Ended:   June 30, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

COMMUNITY BANK SYSTEM, INC.
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Full Name of Registrant


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Former Name if Applicable

5790 WIDEWATERS PARKWAY
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Address of Principal Executive Office (STREET AND NUMBER)

DEWITT, NEW YORK 13214
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        The Registrant was unable to timely file within the prescribed period its Quarterly Report on Form 10-Q for the three months ended June 30, 2001 due to difficulties and delays experienced by its staff in the preparation of the document for submission. The Registrant expects to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2001 within the prescribed time period allowed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David G. Wallace        Treasurer               (315) 445-7310
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             (Name)               (Title)          (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    x Yes    No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
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         On May 11, 2001, the Registrant acquired First Liberty Bank Corp. ("First Liberty") by a merger. All historical financial information described below has been retroactively restated to reflect this transaction on a pooling-of-interests method of accounting.

         As previously disclosed in the Registrant's press release dated July 19, 2001, net income for the quarter ended June 30, 2001 was $2.1 million, a decrease of $4.3 million, of 67%, from the comparable period in 2000. Earnings per share (diluted) for the second quarter of 2001 were $0.18, a decline of $0.41, or 70%, from $0.59 for the second quarter of 2000. Net income for the second quarter of 2001 reflects $4.8 million in one-time acquisition expenses and related securities losses.

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        The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                COMMUNITY BANK SYSTEM, INC.

                                                By: /s/ David G. Wallace
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                                                    Name: David G. Wallace
                                                    Title: Treasurer